Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

21 August 2017

PRIMA BIOMED APPOINTS NON-EXECUTIVE DIRECTOR TO THE BOARD

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced that Grant Chamberlain will join the Board as a Non-Executive Director with immediate effect.

Mr Chamberlain brings extensive corporate finance and capital markets experience to Prima’s Board. Formerly Head of Mergers & Acquisitions and Financial Sponsors for Bank of America Merrill Lynch in Australia, Mr Chamberlain has more than twenty years experience in investment banking including former positions at Deutsche Bank and Nomura. He has advised major Australian and international companies on strategy, mergers and acquisitions and capital markets transactions.

Prima BioMed Chair Lucy Turnbull said: “We are delighted to welcome Grant to the Prima Board. His Australian and international markets experience will be a valuable asset as we progress our clinical development programs and consolidate our global leadership in LAG-3.”

Grant Chamberlain, on his appointment said: “I am honoured to join Prima’s Board. I have tremendous respect for Lucy and her fellow Directors and I’m excited about the potential of Prima’s LAG-3 technology. I look forward to contributing to Prima’s future success.”

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com